Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
RANDGOLD RESOURCES: Q4 / YEAR END RESULTS CONFERENCE CALL
Randgold Resources CEO Mark Bristow will be hosting a conference call to coincide with the release of the year end results.
Date: Monday 7 February 2011
Time: 08:00 PST (USA/Canada) • 11:00 EST (USA/Canada) • 16:00 GMT • 17:00 CET • 18:00 CAT
* The PowerPoint presentation from the midday (UK) presentation to analysts will be available on the website from 11:30 GMT.
QUESTIONS
Submit any questions relating to the results to randgoldresources@dpapr.com and you will receive a prompt response.
•	INTERNATIONAL INVESTOR CALL
08:00 PST (USA/Canada) • 11:00 EST (USA/Canada) • 16:00 GMT • 17:00 CET • 18:00 CAT
DIAL-IN — LIVE CALL Please quote Randgold Resources Q4 results
USA — Toll free: 1 866 966 5335
Canada — Toll free: 1 800 608 0547
UK — Toll free: 0808 109 0700 / Toll: 0 20 3003 2666
South Africa — Toll free: 0 800 980 512
Australia — Toll free: 1 800 681 584
International — Toll: +44 20 3003 2666
OPTION — WE CALL YOU
If you wish us to call you for the conference call, please send us your details.
PLAYBACK — (replay available 2 hours after the call, for 7 days) Access Code 9762618#
USA — Toll free: 1 866 583 1035 / 1 866 583 1039
Canada — Toll free: 1 888 889 0604
UK — Toll free: 0800 633 8453 / Toll: 0 20 8196 1998
South Africa — Toll free: 0 800 981 236
Australia — Toll free 1 800 268 910
International Toll: +44 20 8196 1998
*new LINK TO CONFERENCE CALL ONLINE PRESENTATION
To view the live presentation accompanying the investor call please click www.meetingzone.com/presenter/
Enter your details on the left hand side under guest login.
Participant pin: 9762618

*	Note: This new add-on option enables you to login online at the start of the call and view the presentation as Mark Bristow runs through the slides. You will still need to dial-in by telephone as usual as the investor call audio will not be broadcast through the website link. You also still have the option of downloading the presentation slides in advance from the Randgold Resources website at www.randgoldresources.com.
•	RELEASE
The Q4 results will be released electronically on Monday 7 February 2011 at 07:00GMT. The full results will also be published on the website.
•	SIMULTANEOUS AUDIO WEBCAST OF PRESENTATION
A live Audio Webcast of the presentation to analysts will be available on the company’s website from 12:00GMT on 7 February and will remain on the site for later viewing.

Enquiries: Kathy du Plessis
Randgold Resources Investor and Media Relations
randgoldresources@dpapr.com
Tel: +44 20 7557 7738
www.randgoldresources.com